
April 5, 2024

Paul J. Lawrence
Senior Vice President and Chief Financial Officer
Commercial Metals Company
6565 N. MacArthur Blvd.
Irving, TX 75039

> **Re: Commercial Metals Company**
> **Form 10-K for the Year Ended August 31, 2023**
> **File No. 001-04304**

Dear Paul J. Lawrence:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing